Exhibit (a)(1)(vii)

SEPTEMBER 6, 2023

Dear Investor,

Thank you for your investment in Blackstone Private Credit Fund (“BCRED”) and entrusting Blackstone as a steward of your capital.

BCRED continues to invest into what we believe is a very attractive market opportunity for private credit. In addition, we believe BCRED’s focus on senior secured loans, at the top of the capital structure, to high quality businesses in historically resilient sectors like software, healthcare providers & services and professional services, offers the potential for protection during periods of market uncertainty.

We believe BCRED shareholders benefit from BCRED’s well-positioned portfolio and asset-level yields that support its current annualized distribution yield of 10.6% based on the July 31, 2023 net asset value (“NAV”) for Class I Common Shares.1 Capital inflows for Q3 2023 to date are $2.4 billion, up over 30% from Q2 2023.2

Third quarter repurchases are estimated to be approximately 2.0% of outstanding shares as of June 30, 2023,3 which are at the lowest level since Q2 2022. BCRED will honor all tenders for the latest quarterly repurchase period, which ended August 31, 2023. We will disclose the final dollar value of repurchases in October (after striking September 30, 2023 NAV) as part of BCRED’s ordinary course filings.

Looking ahead, we believe that BCRED’s portfolio will continue to be well positioned to navigate uncertain market environments and allow BCRED to deliver long-term performance and consistent distributions.

Sincerely,

Blackstone Private Credit Fund

[1]

Annualized Distributed Yield reflects August’s distribution annualized and divided by last reported NAV from July. For Class S Common Shares, would represent an estimated 9.7% distribution yield. For Class D Common Shares, would represent an estimated 10.3% distribution yield. Distributions are not guaranteed. Past performance is not necessarily indicative of future results. Distributions have been and may in the future be funded through sources other than cash flow. Please visit the Shareholders page of bcred.com for notices regarding distributions subject to Section 19(a) of the Investment Company Act of 1940, as amended. We cannot guarantee that we will make distributions, and if we do, we may fund such distributions from sources other than cash flow from operations, including the sale of assets, borrowings, return of capital, or offering proceeds, and although we generally expect to fund distributions from cash flow from operations, we have not established limits on the amounts we may pay from such sources. As of July 31, 2023, 100% of inception to date distributions were funded from cash flows from operations. A return of capital (1) is a return of the original amount invested, (2) does not constitute earnings or profits and (3) will have the effect of reducing the basis such that when a shareholder sells its shares the sale may be subject to taxes even if the shares are sold for less than the original purchase price. Distributions may also be funded in significant part, directly or indirectly, from temporary waivers or expense reimbursements borne by Blackstone Credit BDC Advisors LLC (the “Adviser”) or its affiliates, that may be subject to reimbursement to the Adviser or its affiliates. The repayment of any amounts owed to our affiliates will reduce future distributions to which you would otherwise be entitled.

[2]

Includes subscriptions received quarter to date. Q3 2023 inflows are not yet final and are subject to finalization with BCRED’s transfer agent. Capital inflows for Q3 2023 include estimated DRIP proceeds, while Q2 2023 capital inflows include final DRIP proceeds.

[3]	Based on information received from BCRED’s transfer agent as of September 5, 2023. Repurchase amounts are not yet final and are subject to finalization with BCRED’s transfer agent.

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